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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 6)*

                           WESTERBEKE CORPORATION
                           ----------------------
                              (Name of Issuer)

                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)

                                  957547102
                                  ---------
                               (CUSIP Number)

John H. Westerbeke, Jr.                     Copy to:
and Westerbeke Acquisition Corporation      Pepe & Hazard LLP
Myles Standish Industrial Park              Goodwin Square
150 John Hancock Road                       Hartford, CT  06103
Taunton, MA  02780                          (860) 522-5175
(508) 823-7677 Ext. 501                     Attn:  Walter W. Simmers
--------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              December 16, 2003
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102

      1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
            I.R.S. Identification Nos. of above persons (entities only).

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)   x

            (b)   .

      3.    SEC Use Only   .

      4.    Source of Funds (See Instructions)   PF.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

      6.    Citizenship or Place of Organization   U.S.A.


Number of         7.   Sole Voting Power   0.
Shares Bene-
ficially by       8.   Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.   Sole Dispositive Power   0.
Person With
                  10.  Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250.

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)

                         IN

CUSIP No. 957547102

      1. Names of Reporting Persons. Westerbeke Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only).
                  (Applied for)   .

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)   x

            (b)   .

      3.    SEC Use Only   .

      4.    Source of Funds (See Instructions)   00.

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) -

      6.    Citizenship or Place of Organization   Delaware.


Number of         7.    Sole Voting Power   0
Shares Bene-
ficially by       8.    Shared Voting Power   1,098,250.
Owned by Each
Reporting         9.    Sole Dispositive Power   0.
Person With
                  10.   Shared Dispositive Power   1,098,250.

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,098,250.

      12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) x

      13.   Percent of Class Represented by Amount in Row (11)   56.2%.

      14.   Type of Reporting Person (See Instructions)

                       CO

      The Statement on Schedule 13D, dated May 12, 2003 as amended on June 4, 2003, July 16, 2003, August 1, 2003, October 22, 2003 and December 12,
2003 filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby further amended by this Amendment No. 6 to reflect an amendment to the Agreement and Plan of Merger dated as of May 2, 2003 ("Merger Agreement"), between Westerbeke Corporation (the "Company") and Acquisition. This Amendment No. 6 is being filed by both Mr. Westerbeke and Acquisition.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      On December 16, 2003, the Company and Acquisition entered into an amendment to the Merger Agreement. The Amendment provides for an increase in the merger consideration from $3.00 to $3.26 per share in cash. The Amendment also requires, as a condition to each party's obligation to complete the merger, the settlement and dismissal with prejudice of the purported class action lawsuit brought in Delaware against the Company and its directors in May 2003, on the terms contemplated by the Memorandum of Understanding entered into by counsel to the parties in such suit on December 4, 2003. Finally, the Amendment extends from October 31, 2003 to March 31, 2004 the date on which either party can terminate the Merger Agreement if the merger has not been completed (other than by reason of a breach of the Merger Agreement by the party seeking to terminate).

      Mr. Westerbeke and Acquisition understand that the Company anticipates holding a special meeting in the first quarter of 2004 at which the Company's stockholders will vote on the Merger Agreement, as amended. The consummation of the merger is subject to several conditions and there can be no assurance that the merger will be completed.

Item 7.  Materials to be filed as Exhibits.

      10. Amendment No. 1 to Agreement and Plan of Merger dated as of December 16, 2003.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                WESTERBEKE ACQUISITION CORPORATION



                                By: /s/ John H. Westerbeke, Jr. 12/23/03
                                   -------------------------------------
                                   John H. Westerbeke, Jr.
                                   Its President


                                By: /s/ John H. Westerbeke, Jr. 12/23/03
                                   -------------------------------------
                                   John H. Westerbeke, Jr.